FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated December 9, 2002,

2.

News Release Dated December 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: February 4, 2003

By:

“James G. Stewart”

 James G. Stewart

February 4, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

Its:       Secretary

(Title)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

January 22, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, agreed to issue a total of 42,613 shares at a deemed price of $0.22 per share to a key employee as a result of the reduction of his salary 25%.  In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants of Madison have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“J.G. Stewart”

_________________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN